Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

May 15, 2025

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on May 9, 2025

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter and financial year ended March 31, 2025, conducted on May 9, 2025. Also please note that this transcript of the call has been uploaded on our website and is available at the following link.

Weblink: https://drreddys.com/cms/sites/default/files/2025-05/DRL Q4FY25%20Earnings%20Call%20Transcript_9May2025.pdf

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy's Laboratories Limited's
Q4 and full year FY25 Earnings Conference Call

May 9, 2025

Management:	Mr. Erez Israeli: Chief Executive Officer
Mr. M. V. Narasimham: Chief Financial Officer
Ms. Richa Periwal: Head - Investor Relations,
Strategy & Corporate Analytics

Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Moderator:	Ladies and gentlemen, good evening, and welcome to the Quarter 4 and full year FY25 Earnings Conference Call of Dr. Reddy's Laboratories Limited.

As a reminder, all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during this conference call, please signal an operator by pressing ‘*’ then ‘0’, on your touch tone phone.

I, now, hand the conference over to Ms. Richa Periwal. Thank you, and over to you, ma'am.

Richa Periwal:	Thank you. Good morning, and good evening to all of you.

Thank you for joining us today for the Dr. Reddy's Earnings Conference Call, covering the quarter and full year ended March 31, 2025. We appreciate your time and participation.

Joining us today is the leadership team of Dr. Reddy's Limited, comprising of Mr. Erez Israeli, our CEO, Mr. M. V. Narasimham, our CFO; and the Investor Relations team.

Earlier today, we released our results, which is now available on our website. We will begin today's call with MVN presenting the financial highlights for the quarter and the year. Following this, Erez will share his thoughts on the business performance. We will, then, open the floor for a Q&A session.

Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be re-broadcasted or attributed in press or media outlet, without the Company's expressed written consent. This call is being recorded, and both the playback and transcript will be available on our website soon.

All discussion and analysis in this call will be based on the IFRS consolidated financial statements. Additionally, today's discussion includes certain non-GAAP financial measures. For the reconciliation of GAAP to non-GAAP measures, please refer to our press release.

Before we continue, I would like to remind everyone that the safe harbour provisions outlined in today's press release also apply to this conference call.

Now I hand over the call to MVN.

M. V. Narasimham:	Thank you, Richa. Greetings to everyone, and I hope you are all doing well. I am pleased to present an overview of our financial performance for the fourth quarter and full year FY25.

Fiscal year 2025 was another milestone year for the organization, marked by strong financial performance. We achieved record-high revenues exceeding $3.8 billion and crossed the $1 billion threshold in Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) for the first time. Both revenue and EBITDA registered double-digit growth for the year.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Please note that all figures in this section are translated into US dollars, using a convenience translation rate of ₹85.43, the rate prevailing as of March 31, 2025.

Revenue Performance

Consolidated revenues for Q4FY25 stood at ₹8,506 crores, which is equivalent to $996 million, reflecting a year-over-year growth of 20% and a sequential increase of 2%. For the full year, revenues were at ₹32,554 crores and $3.8 billion, representing a growth of 17%. These results include contributions from the acquired consumer healthcare business in Nicotine Replacement Therapy (NRT), which added ₹597 crores in Q4 and ₹1,202 crores for the full year. The overall revenue growth was driven by this strategic acquisition and the contributions from our generics portfolio across geographies. Excluding sales of the NRT business, revenue growth was 12% YoY for both the quarter and the year, and 2% sequentially for the quarter.

Gross Margins

The consolidated gross profit margin for Q4 was 55.6%, reflecting a YoY decline of 300 basis points and a sequential decline of 312 basis points. The decline was mainly due to reduced manufacturing overhead leverage and higher milestone income recognized in the comparative period. Gross margins for the Global Generics and Pharmaceutical Services and Active Ingredients (PSAI) segments stood at 59.3% and 26.3% for the quarter. For the full fiscal year, the consolidated gross margin remained stable at 58.5%, consistent with FY24. Gross margins for Global Generics and PSAI were 62.0% and 27.1%, respectively.

Selling, General & Administrative (SG&A) Expenses

SG&A expenses for the quarter amounted to ₹2,406 crores, which is $282 million, marking a YoY increase of 17% and remaining broadly flat quarter-over-quarter. SG&A as a percentage of the sales was 28.3%, representing a decline of 63 basis points YoY and 57 basis points QoQ. For the full fiscal, SG&A expenses amounted to ₹9,387 crores, which is $1.1 billion, up by 22% YoY. This increase is primarily driven by the recently acquired NRT business in the consumer healthcare segment, investments in other commercial activities and higher freight rates, impacting logistics costs. We continue to maintain a disciplined cost structure, while strategically allocating resources to strengthen existing businesses and expand into new growth segments.

Research & Development (R&D) Investments

R&D remains a key pillar for long-term growth. We continue to enhance our internal R&D efforts, with strategic external collaborations for innovation assets. R&D expenditure for the quarter stood at ₹726 crores, which is $85 million, representing a YoY increase of 6% and a QoQ increase of 9%. As a percentage of revenues, R&D investment was 8.5%, lower by 118 basis points YoY and higher by 57 basis points sequentially.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Full-year R&D investment was ₹2,738 crores ($320 million), reflecting a YoY increase of 20%. The investment was largely focused on building a differentiated pipeline, spanning small molecules, biosimilars, complex generics, including peptides and novel oncology assets.

Other Key Financials

Impairment Loss is ₹77 crores in Q4 and ₹169 crores for the full year. The impairment pertains to certain product related intangibles from Mayne portfolio and other product related intangibles forming part of the Company’s global generic business in India and Europe due to adverse market conditions.

Other Operating Income is ₹247 crores in Q4 versus ₹66 crores for same quarter last year and ₹436 crores for the full year versus ₹420 crores in FY24.

Q4 increase is primarily on account of reclassification of foreign exchange gain relating to foreign operations, from FCTR, the full form of FCTR is foreign currency translation reserve), post divestment of Shreveport manufacturing facility.

The net benefit to P&L on account of FCTR reversal after adjusting severance and other one-time costs is ₹121 crores.

EBITDA

EBITDA for the quarter was ₹2,475 crores ($290 million), registering a YoY growth of 32% and QoQ growth of 8%. EBITDA margin was 29.1%, an increase of 267 basis points YoY and 160 basis points sequentially. For FY25, EBITDA stood at ₹9,213 crores ($ 1.1 billion), reflecting a YoY growth of 11%. The annual EBITDA margin stood at 28.3%, down from 29.7% in FY24, reflecting a decrease of 143 basis points.

Finance Income and Profitability

Net Finance Income was ₹235 crores in Q4 vs 102 crores in previous year and ₹472 crores for the full year as compared to ₹399 crores last year. Higher YoY income is due to net foreign exchange gains.

Profit Before Tax (PBT) was ₹2,005 crores ($235 million) in Q4, up 25% YoY and 7% QoQ. PBT for the year was ₹7,678 crores ($899 million) for the full year, a YoY growth of 7%. PBT margin was 23.6% for Q4 as well as FY25. PBT includes ₹89 crores for the quarter and ₹101 crores for full fiscal from the NRT portfolio.

Effective Tax Rate (ETR) was 20.8% for Q4 and 25.4% for the full year. ETR for the quarter is lower due to reversal of previously recognized tax provision pertaining to prior years and FCTR transferred to the income statement is not subject to taxation. The full-year ETR is higher than the previous year, mainly due to the reversal of a previously recognized deferred tax asset related to land indexation and the recognition of a previously unrecognized deferred tax asset on operating tax losses, compared to the period ended March 31, 2024. We expect the ETR for FY26 to be similar to the current fiscal level.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Profit After Tax (PAT) attributable to equity holders was ₹1,594 crores ($187 million) in Q4, up 22% YoY and 13% QoQ, translating to a margin of 19%. Full-year PAT was ₹5,655 crores, reflecting a YoY growth of 2% and a margin of 17%.

Earnings Per Share stood at ₹19.1 for the quarter and ₹68.1 for the full year.

Based on the company’s performance, the Board has recommended payment of a dividend of ₹8 per equity share of face value ₹1/- each, equivalent to 800% of face value, for the year ended March 31, 2025, subject to approval of the members of the company.

Cash Flows and Balance Sheet

Operating working capital as of March 31, 2025, stood at ₹12,590 crores, a reduction of ₹192 crores compared to December 31, 2024, primarily driven by improved receivables management.

Capital expenditure was ₹767 crores in Q4 and ₹2,699 crores for FY25.

Free cash flow for the quarter was ₹1,110 crores and ₹1,332 crores for the full year before acquisition-related pay-outs.

As of year-end, the company maintained a net surplus cash position of ₹2,454 crores (i.e., $287 million) post NRT acquisition pay-out in September.

Foreign currency cash flow hedges executed through derivative instruments as of March 31, 2025, are as follows. An amount of USD 786 million has been hedged using structured derivative contracts maturing over the course of the next financial year. These contracts provide a minimum protection rate of ₹85.90 per US dollar, while retaining the potential for upside participation in the event of US dollar appreciation. An amount of RUB 2,500 million has been hedged with a minimum protection rate of ₹0.91 per Russian Ruble. These contracts are scheduled to mature within the next three months.

With this, I now request Erez to take us through the key business highlights.

Erez Israeli:	Thank you, MVN, and a very good morning and good evening to everyone.

Dr. Reddy’s delivered another year of robust performance, marked by highest ever annual revenues and profits. Fiscal year 2025 was characterized by double-digit growth across all business segments. During the period, we continued to strengthen our core generic businesses, while investing and building our three strategic growth areas namely - Consumer Health, Innovation and Biosimilars. Our efforts remained focused on driving operational efficiencies, strengthening our pipeline and enhancing organizational capabilities. In parallel, we executed on value-accretive inorganic initiatives to complement our organic growth, in alignment with our stated strategic objectives.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

I would now like to highlight some of the key financials for the fiscal year, as well as important updates of the fourth quarter.

•	We sustained momentum and delivered healthy, double-digit revenue growth of 20% in Q4 and 17% for the full fiscal year.
•	EBITDA margins remained resilient, exceeding 29% for the quarter, and closing the full year at over 28%.
•	Return on Capital Employed (RoCE) reached 27.7%, underscoring our continued focus on capital efficiency and value creation.
•	We concluded the fiscal with a net cash surplus of USD 287 million, thereby enhancing our financial flexibility to support future growth initiatives.

Our biosimilars strategy progressed this quarter through key strategic partnerships:

•	We secured exclusive commercialization rights for the daratumumab biosimilar candidate from Henlius, in the United States and Europe, reinforcing our oncology portfolio.
•	We signed an agreement with Bio-Thera to commercialize ustekinumab and golimumab biosimilar candidates, with a primary focus on Southeast Asian markets.
•	The United States Food and Drug Administration (USFDA) also accepted the filing of our partnered denosumab biosimilar, marking a key milestone in our advancement within regulated biosimilar markets.

The phased integration of our newly acquired Nicotine Replacement Therapy (NRT) business is moving forward as planned. The United Kingdom was successfully integrated at the start of this month and we are on track to complete the integration of the Nordics in the next phase.

We are demonstrating our commitment to bringing innovation to India and improving healthcare access through strategic partnerships:

•	We expanded our collaboration with Sanofi to introduce BeyfortusTM (nirsevimab), a novel drug for preventing respiratory syncytial virus (RSV).
•	In partnership with ALK-Abelló, we launched SensimuneTM, an immunotherapy product for house dust mite-induced allergies.
•	We commenced participation in the Government of India’s Jan Aushadi program with one of our products.

We divested our Shreveport manufacturing facility in Louisiana, United States.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

On the regulatory front, our API manufacturing facility, CTO-2, located in Bollaram, Hyderabad, received a Voluntary Action Indicated (VAI) status from the USFDA, following a successful GMP inspection conducted in November 2024.

We continued to deliver industry-leading performance in sustainability, earning multiple recognitions for our Environmental, Social, and Governance (ESG) initiatives:

•	Our EcoVadis score improved to 73, positioning us among the top 15% of companies assessed globally.
•	We were also honored with the ‘Climate Action Program 2.0 ͦ ’ award by CII, in the highest ‘Resilient’ category within the Light Manufacturing Sector.
•	Recognized in the ‘Leadership’ category on the Indian Corporate Governance Scorecard 2024 by Institutional Investor Advisory Services.

I will now walk you through the key business highlights for the quarter and the full fiscal year. Please note that all figures referenced in this section are presented in their respective local currencies.

Our North America Generics business generated revenues of $418 million for the quarter, reflecting a year-on-year growth of 7% and a sequential growth of 4%. For the full fiscal year, revenues stood at $1,727 million, representing a 10% increase over the previous year. This performance was primarily driven by increased volumes in key products and successful new product launches, partially offset by price erosion. This quarter, we launched seven new products, bringing the total for the fiscal year to 18. We expect this launch momentum to continue in FY26.

Our European Generics business reported revenues of €140 million for the quarter, reflecting a year-on-year growth of 142% and a sequential increase of 4%. For the full fiscal year, revenues stood at €395 million, representing a growth of 73% compared to the previous year. Our strong performance, driven by contributions from the NRT business, higher base business volumes and gains from new product launches, helped offset pricing pressures. Excluding the contributions of the NRT business, the European Generics business recorded a year-on-year growth of 29% and a quarter-on-quarter growth of 11% in Q4, and a full-year growth of 15%. This quarter, we launched 10 new generic products in Europe, bringing the total for the fiscal year to 39.

Our Emerging Markets Generics business reported revenues of ₹1,398 crores in Q4, reflecting a year-on-year growth of 16% and a sequential decline of 3%. For the full fiscal year, revenues stood at ₹5,477 crores, representing a year-on-year growth of 13%. The performance was mainly driven by higher volumes and new product launches, partially impacted by unfavourable forex. During the quarter, we launched 26 new products across various Emerging Market countries, bringing the total for FY25 to 85.

Within this segment, our Russia business posted a year-on-year growth of 27% in constant currency for the quarter, although it experienced a sequential decline of 13%. On a full-year basis, the Russia business recorded a growth of 24% in constant currency terms.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

The India business recorded revenues of ₹1,305 crores in Q4, reflecting a double-digit year-on- year growth of 16% and a 3% sequential decline for the quarter. For the full fiscal, the revenues were ₹5,373 crores, representing a 16% year-on-year growth. Excluding the contribution of the in-licensed vaccine portfolio, the business recorded a 6% growth in Q4 and for the full year, driven mainly by successful new product launches and favourable pricing.

According to IQVIA, we have maintained our position as the 10th largest player in the Indian Pharmaceutical Market (IPM) and have marginally outperformed the IPM, with a moving annual total (MAT) growth of 8.4%, compared to the IPM’s growth of 8%. In addition to the Sanofi & Nestlé portfolio, we have launched 23 brands during the fiscal.

Our PSAI business recorded revenues of $112 million in Q4FY25, reflecting a year-over-year growth of 13% and sequential growth of 15%. For the full fiscal year, revenues stood at $401 million, representing a growth of 12% compared to the previous year. The growth was primarily driven by increased volumes, contributions from new API launches and growth in our Contract Development and Manufacturing Organization (CDMO) business. During the quarter, we filed 52 Drug Master Files (DMFs), including 7 for the US, bringing the total number of filings for the year to 111.

We remain committed to investing in our pipeline to drive future growth, further supported by strategic collaborations focused on innovation. Our R&D investments for the quarter amounted to ₹726 crores, reflecting a YoY increase of 6%, with a growing emphasis on complex assets such as GLP-1s and biosimilars. Additionally, we completed 95 global generic filings, bringing the total for the fiscal year to 249.

In FY26, we will continue to expand and strengthen our core businesses, drive value through portfolio management, grow our presence in consumer healthcare, innovative therapies and biosimilars, leverage our commercial footprint and explore value accretive acquisitions & partnerships and maintain financial discipline to build a foundation for sustainable, future growth.

With that, I would like to open the floor for questions and answers.

Moderator:

Thank you very much. Participants are requested to ask not more than 2 questions at a time and to re-join the queue, in case of any incremental queries. Ladies and gentlemen, you may press ‘*’ and 1 to ask a question.

The first question is from the line of Neha Manpuria from Bank of America. Please go ahead.

Neha Manpuria:

Hi. Thanks for taking my question. My first question is on tariffs. Erez, given you speak to the policymakers and customers, what is your sense on the extent of tariff or to what level the tariff could be implemented on generics? Could it be in the API? Could KSMs be included?

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

And the second part is, given that Reddy's does not have any manufacturing in the US, what are the mitigation factors that we are looking, in case tariff is implemented for generics?

Erez Israeli:	Thank you. First, obviously, I wish I knew when and how much tariff will come. We are preparing ourselves for the scenarios, and we are, obviously, watching carefully the information as it will come.

At this stage, the main effort is to ensure sustainability of supply. So the main activity, as we speak, is to work closely with our customers and see what is the need, in terms of future inventories as well as new product demand, identify products that may have supply disruption and try to help them to address it.

We are all waiting to see what will be the new policies and accordingly, we will address. If the country of origin will be based on API or forms, I don't know. Most of the people believe that it's for API, but we will need to wait and see for formal communication in that respect.

As for the production footprint in the US, I don't think that at this stage, the generic industry is having a short-term issue here. As a company, we would love to have a footprint in the United States. It just has to be the right asset. We are always looking for an asset, but we are not going to do, at this stage, specific activities to build footprint. If the right opportunity will come to us, we will be more than happy to engage it.

Neha Manpuria:

And based on your conversations with customers, would they be open to absorbing an impact of any potential tariffs, depending on how much it is? What's your sense of who bears the burden in case of the tariff?

Erez Israeli:

My sense is nobody wants to absorb the tariff. At least, I did not find any player that says ‘yes, I would love to’. I think what will happen is there will be a certain adjustment period in which people will have to work together to see what to do with it.

Neha Manpuria:	Understood.

Erez Israeli:

So, it is primarily about working together. What I want to emphasize is that under any scenario, we will not create shortage of supply or supply disruption to the US market. This is very, very important to us. We want to stay in the United States for many years. And that's something that was also clarified in all of our discussions with our customers.

Neha Manpuria:

Understood. My second question is on our cost base. MVN, given that our cost base has ballooned quite a bit, even though our margins are healthy, as we look at gRevlimid cliff three quarters out, how much flexibility do we have to actually reduce this cost once gRevlimid goes away? So just trying to get to how we get to the 25% margin. I know you have a lot of products, etcetera, which will come through. But from a cost perspective, how much flexibility do we have from an R&D and SG&A perspective to reduce cost?

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

M. V. Narasimham:

So, the gRevlimid’s patent cliff will happen in January 2026. Based on our current modelling, we will continue to have, based on what we have guided, sales double-digit growth and then EBITDA & RoCE 25% and above at this point of time.

Neha Manpuria:	But in terms of R&D and SG&A costs, would it still be at similar levels?

M. V. Narasimham:	Yes, yes, R&D and SG&A will be in the similar zone. I think the SG&A now is like somewhere 28% of the sales, R&D is 8.5% would be in the similar zone.

Erez Israeli:

So, Neha, the main way to do, is we are planning to just grow faster the sales than the expenses. This is one main, and we have the levers to do that in all the relevant markets. So, if you want I'll just put the levers, that will allow both the growth as well as the margins. First, we are planning to grow the base significantly faster than the expenses, while using all kinds of productivity measures on the cost. It's not a cost cut. It's all kinds of productivity measures. And of course, we are planning to have some nice products that are coming up, both semaglutide as well as the biosimilars that will come. And business development (BD), we are planning to continue to do BD, and we are engaging with quite a few opportunities mostly likely. So the combination of all of that, I believe that will help us to grow, cover also from the potential decline because of lenalidomide and to keep our margins.

Neha Manpuria:	Understood. And when you say double-digit growth, I assume is ex-gRevlimid?

Erez Israeli:	Yes, we believe that FY26 double-digit growth is possible as well as maintaining the margins.

Neha Manpuria:	Okay. Thank you so much.

Moderator:	Thank you. Next question is from the line of Dr. Kunal Dhamesha from Macquarie Group. Please go ahead.

Dr. Kunal Dhamesha:

Hi, thank you for the opportunity, and good evening. The first question on the gross margins, which has changed quite a bit dramatically on the Q-o-Q basis, and we have highlighted the reduced operating leverage. But as far as I see, our revenues have grown, right? So, I fail to understand how the operating leverage has worked the other way for us. So, if you can provide some more colour on that, it would be great. That's my first question.

M. V. Narasimham:

Thanks, Kunal. Here, one-off costs in this quarter are there as part of the manufacturing overheads, as per our policies, that's where it is impacted adversely. Like in the Shreveport plant we divested, we have had a severance cost. That is a onetime cost that impacts, which is part of the manufacturing overheads.

The second, I articulated earlier, as compared to Q3, in Q4, our out-licensing income is lower. That will have a direct impact on the gross margin. That's why it is 300 basis points lower in this quarter. We believe this would be a one-off and then we will go back to our normal level.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Dr. Kunal Dhamesha:	Can you please quantify the severance cost one-time impact for this quarter?

M. V. Narasimham:

That we have not given right now, but it's not a very small amount. Maybe, if I have to say, out of 300 basis points, manufacturing overhead - this is one, plus another, our accounting provisions also. Overall, it has impacted 0.8%; 80 basis points out of 300 basis points.

Dr. Kunal Dhamesha:	That's the severance cost. And then maybe another 50 basis points…

M. V. Narasimham:	Kunal, it is not the severance cost alone. There are other costs also.

Dr. Kunal Dhamesha:	Okay. 80 basis points is one-off. And then the proprietary products milestone not coming is incremental to that 80 basis points?

M. V. Narasimham:	Yes, that is one. And, then, a little bit on the inventory also, there is an overhead. Overall, put together, that all happened in one quarter, that's why you see there is 300 basis points.

Dr. Kunal Dhamesha:

Sure, sure. And just a related question. If I look at the NRT business, the PBT margin between the two quarters has a meaningful delta of around 500 basis points, right? So, is there a seasonality? And, when we look at this business on a full year basis, how should we think about this business? Because based on 2 quarters, it is really difficult for us to understand.

M. V. Narasimham:

So, for this business, earlier we have also spoken, our EBITDA margin is in zone of 25%. And why the fluctuation between Q3 versus Q4 - there are a lot of integration costs, that's where it is impacted. Otherwise, when you are modelling, the EBITDA you can take it at 25%.

Dr. Kunal Dhamesha:	Okay, sure. And, one question for Erez. If you could provide an update on our or GLP-1 or let's say, generic semaglutide product across various markets and also the abatacept product?

Erez Israeli:

Sure. So we are gearing up to launch it during the calendar '26, in all the markets that the IP landscape will allow us to launch. So, this is still intact, and we are progressing nicely in our preparation for that.

As for abatacept, so far, so good. We are deep into the Phase III. And so far, it looks like the time lines are not changed. We were planning to submit the product somewhere in the end of this calendar year, end of '25, to be ready to launch the intravenous (IV), immediately after patent expiration. And the same for the subcutaneous, which will be coming a year later because of the patent related issue. So, once the IP landscape will allow us to launch it, we will do it. So far, so good.

Dr. Kunal Dhamesha:	Right now, it's Phase III which is currently going on, right?

Erez Israeli:	Yes. The Phase III is going on, and we are planning to submit by the end of this calendar year, by the end of '25.

Dr. Kunal Dhamesha:	Perfect. I have more questions, I will join back the queue. All the best.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Moderator:	Thank you. Next question is from the line of Madhav Marda from Fidelity. Please go ahead.

Madhav Marda:

Hi. Good evening. Just a follow-up to the previous question. Could you help us maybe understand the sizing of the generic semaglutide opportunity for us in markets such as Canada, Brazil, and the other larger Emerging Markets (EM) where it goes off patent next year?

We, obviously, have invested in capacity for generic semaglutide. And, what we understand, looking at penetration rates in, let's say, Canada or Brazil, it is severely underpenetrated, because supply was short and obviously, it was at a very much higher price point. So, as some of these product supplies comes through and prices go down, how do we see the volumes expanding for this product, let's say, in Canada and Brazil? If you could give us some sense there, that will be great.

Erez Israeli:

Yes. So naturally, Canada is one of the markets that will open early. And what's stopping the people from launch is that exclusivity that will be finished in the beginning of January of '26. The product, to the best of our knowledge, based on the marketing report is growing nicely. And at least, in according to IQVIA and the financial reports, the market is around $1.8 billion, which suggests that it's around, give or take, 10 million pens. So, it's a very nice market. The CAGR is big. In some report, I saw 28%, in another report, I saw 39%. It's a very, very high level of growth naturally. And, when we saw the prevalence of the disease, versus the use, comparing to other markets, it looks like that in Canada, there is room for growth also quantity-wise. So, it's an interesting market. And once the IP landscape will allow us to launch it and assuming approval, we see ourselves as one of the companies that have the opportunity to be first or among the first in Canada. We are planning to do the same in India, in Brazil and the other markets, in accordance to, of course, to whatever the IP landscape will allow us.

Madhav Marda:	Okay. So, the 10 million pens which you mentioned, that's the Canada market size today, right? Did I understand that right?

Erez Israeli:	Yes. What I quoted to you, the numbers that I mentioned are the relevant reports about Canada.

Madhav Marda:

Sir, that's what I was trying to understand that this is at a much higher price. So, would you have any sort of sense, in terms of this 10 million pens - given that if you look at the obese population or the diabetic population in Canada - the size of the potential market can be, maybe, 3x, 4x, 5x. So, could give us some sense of how the market could grow?

Erez Israeli:

Yes. So, I heard 5x, but my knowledge is not different than yours. They probably read the same report. The prevalence is still high. The use relative to the prevalence is still low. Now, is it 3x, 4x or 5x, I don't know eventually what will happen. But clearly, that it is going to be an important product for Canada, and obviously, we are very keen on it.

Madhav Marda:	Thank you.

Moderator:	Thank you. Next question is from the line of Amey Chalke from JM Financial. Please go ahead.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Amey Chalke:

Yes. Thanks for taking my questions. The first question I have is on the gross margin drop. Price erosion was one of the reasons given for the gross margin drop. So, is it possible for the management to give us some understanding on what the US business price erosion is for the year? And how the US business has done for the year, FY26, excluding gRevlimid?

M. V. Narasimham:

So, this gross margin, the price erosion is on a year-over-year basis. And in US, I think, the price erosion is very stable. That's what we have put in the press release. We do not see any challenges even. In fact, the price erosion is like much lower during FY25 as compared to FY24.

Amey Chalke:	Sure. And the US base business - how it has done for the year? It has grown? How has it performed?

Erez Israeli:

The US business grew. It grew very, very nicely. And, it's primarily due to the usual - new launches, market share gains. And, just to make sure that, in addition to what MVN said, the price erosion that was in the US was relatively low, primarily, as most of the products, I believe, exhausted the potential of the price erosion. So, it's normally when there is no price erosion in United States, it's not always a good sign. But, in our case, it was a very low single-digit price erosion within the fiscal.

Amey Chalke:

Sure. Second question I have on gRevlimid. In FY26, I understand that January would be when the exclusivity is ending. But, if we consider the quota-related quantities which we would be booking before January, how should we expect the distribution to happen over the next few quarters? Is it evenly distributed? Or do you think that during the first half of FY26, we should expect gRevlimid sales to be booked?

Erez Israeli:

So, obviously, it's in accordance to the demand of the customers, but likely that we will finish what we can sell a few months before January, in order to make sure that our customers will not be with the goods on the shelf, in order to avoid the shelf stock adjustments. So, likely that we will stop few months before that.

Amey Chalke:

Sure. Just last question, if I can squeeze in. We spoke on Canada market related to semaglutide. However, traditionally, we have seen generics capturing the branded market, where the prescription is typically marketed by the innovators. However, here, the market is severely underpenetrated. Do you think there would be any need for you to market the product, despite it being a generic?

Erez Israeli:

We believe that the demand from the customers will be strong enough that we don't need to market the product or introduce it to the market. What I believe can happen is that as the product will be much more affordable, and some of the use is without reimbursement, so, I believe that it will create an additional demand. But no, we are not planning to actively market the product as a brand.

Amey Chalke:	Sure. Thank you so much, I will join back.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Moderator:	Thank you. Next question is from the line of Bino Pathiparampil from Elara Capital. Please go ahead.

Bino Pathiparampil:	Hi. Good evening, all. Following up on gRevlimid, Erez, are you seeing any significant price erosion in gRevlimid as of now, compared to 6 months back?

Erez Israeli:

So, there is price erosion. There is also increase in quantity. So, it's a combination of both. I will not be able to tell you exactly the amount, as you know. But yes, there is a certain level of price erosion.

Bino Pathiparampil:

Okay. And just to reconfirm what I heard earlier. I believe, you said that for financial year '26, you can do a double-digit growth and maintain the EBITDA margin at the same level of FY25. Did I hear that correct?

Erez Israeli:	Yes, that's what I said.

Bino Pathiparampil:	Okay. Okay. And once the gRevlimid cliff happens, maybe in FY27, the margins may settle down back to your long-term target range of around 25% or so. Is that how we look at it?

Erez Israeli:

Yes. So, we always said the 25% is indication for the place that we feel comfortable to be, giving enough total shareholder return, but also allowing us to invest in the future. So, we will continue to aim for that amount. It may fluctuate from quarter-to-quarter. Sometimes, it will be above, sometimes below. But yes, we are planning to be in this neighbourhood, also in the future and post the lenalidomide era.

Bino Pathiparampil:

Understood. And one last question on capex. So this year's capex was, I think, more than double the previous year's level. Where has it mainly gone to? And for next year, what's the level we should look at?

M. V. Narasimham:

So, largely, the major capex is going in two fronts. One is for peptides, both to create infrastructure for both Active Pharmaceutical Ingredients (API) and formulations and also to create the biosimilar facilities. Largely, these two are major investment driving factors. Apart from that, certainly, since we are in the complex molecule journey, there are product-specific investments as well. So that's where, I think, it is overall capex. And then you are asking for FY26. We believe, at this point of time, it would be in the similar range for FY26 as well.

Bino Pathiparampil:	Got it. Thank you.

Moderator:	Thank you. Next question is from the line of Tushar Manudhane from Motilal Oswal. Please go ahead.

Tushar Manudhane:	Thanks for the opportunity. Sir, for the Europe market, FY25, was a great year. If you could sort of elaborate on the growth prospects for this region, ex NRT, as well for '26-'27 maybe?

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Erez Israeli:

Yes. I agree with you. Europe is a growing area for us. First of all, we are expanding to more countries. We are launching more products, primarily leveraging the pipeline for the United States. We are going to launch biosimilars in Europe, both rituximab, bevacizumab, and after that denosumab and abatacept. And we are planning obviously to grow the NRT business. So indeed, Europe is going to be an important growth area for us.

Tushar Manudhane:

Got it, sir. Sir, as far as semaglutide is concerned, because it can be manufactured using biological route as well as synthetic route. Any colour, if you could share in terms of at least the initial countries like India, Canada, would they be okay to approve the synthetic route? And the competitive dynamics would be different, if that happens or do you think the competitive dynamics would be similar, even if it is approved, either through a synthetic route or a biological route?

Erez Israeli:

Yes. So, we believe that the synthetic route can be approved for the injectable, for the pens. And the semi-synthetic route is going to be used for the oral product. And that's what we are planning to do, synthetic for the injectables and semi-synthetic for the oral.

Tushar Manudhane:	So, likewise, the price erosion basis competition would be higher for synthetic route?

Erez Israeli:

It, of course, depends on how many people will launch the product in each one of the markets. So, it's not so much because of the synthetic versus non-synthetic, it depends who has access to capacity, at least at the beginning, and who is going to obtain approval. So, in terms of competition, I believe that in some of the markets, they may have some advantage, where it will be, at least, for a short period of time or a longer period of time, depends on the scenario, less competitive, maybe less players that will be in the market. And thereafter, it will be very competitive, because many companies are having this product and they will compete for market share. At the same time, the product will grow. So, we are preparing ourselves for the scenario in which we believe that we have a chance for relatively limited competition, but as well as prepare ourselves for the scenario of high volume, low price, very competitive landscape. We are gearing for both.

Moderator:	Thank you. Next question is from the line of Abdulkader Puranwala from ICICI Securities.

Abdulkader Puranwala:

Hi sir. Thank you for the opportunity. Sir, my first question is on your India business, where you talked about 6% growth, excluding the vaccine business. So, how should we see this portfolio ramp-up happening next year? Any areas where you think the growth was a little lower this year? And then next year, how should we model this business for?

Erez Israeli:

So, you are going to see similar growth overall for India also next year. This year, we grew 16%. That kind of range of growth you are going to see also in FY26. Indeed, I want to emphasize that, although we highlighted the inorganic versus organic, but I want to highlight that most of our growth in India will be inorganic. We are licensing products, we are acquiring products. We are introducing innovation through that. So, it will not be by growing necessarily, only the big brands, and I will refer to it in a second, but primarily, by introducing products that have better standard of care.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Having said that, most of our big brands from the past grew actually double digits. There are two areas in which we did not do as well. This is in cardiovascular as well as in Gastro Intestinal (GI). And, we also have mitigation plans for those, primarily, by adding more marketing resources, addressing the relevant products and introduction of life cycle management. So overall, between new products, innovation, dealing with those big brands that do not do well, we believe, that we will have a high double-digit growth in India next year.

Abdulkader Puranwala:

Got it. And sir, my next question is with regards to the recent updates coming from the US in terms of a certain concession on the regulatory front being offered by the US agencies, as well as they talking about increasing the intensity of surprise inspections for plants based out of India and China. So sir, would love to hear your take on these developments coming from the US market?

Erez Israeli:	Yes. So it's not new. Just this year, the inspection that we had in CTO-3 and CTO-6 were unannounced inspections. Our facilities are ready for it. This was always the guidelines in the United States for years that it's unannounced. So all of our facilities are ready for that. That actually is the guidelines for a while. And it will require people, that are not ready for that, maybe to upgrade their systems, but we are ready for it.

Moderator:	Thank you. Next question is from the line of Surya Patra from Philip Capital. Please go ahead.

Surya Patra:	Yes. Thanks for the opportunity, sir. My first question is on the R&D spend front. What we have seen in the last two-year period, sir, there is a back-to-back ~20% growth annually on the R&D spend front that we have witnessed. So, could you give some visibility about the work that we would have done on the pipeline build-up front, and the likely investment on the R&D side going ahead? And what build-up that we would have created so far as the future pipeline or the growth pipeline for us?

M. V. Narasimham:	So here, of course, the R&D investments have been increasing in biosimilars. Like, for abatacept which is in Phase III, certainly, the investments are high. And then in case of our generics, we are continuously focusing on all the GLP-1s. I think, these are all the complex molecules and require a lot of investment. And Erez also had earlier spoken, that abatacept, once we file it, the revenues starts in calendar 2027.

So, you will just see the revenues from all the efforts what we are doing now, certainly, a little later, it is not very far off, but definitely in the near term, you will see some of the products will start showing up the revenues.

Moderator:	Next question is from the line of Shashank Krishnakumar from Emkay Global.

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

Shashank Krishnakumar:

Hi. Thanks for taking my question. Just wanted to check with respect to gRevlimid, given the import alert that has been issued to the Viatris facility. So, could you see any meaningful benefit, particularly in the first half this year? Or is that largely a non-event, given that there are volume restrictions in place?

Erez Israeli:	I don't think there will be any impacts on us.

Shashank Krishnakumar:	Got it.

Moderator:	Thank you. Next question is from Shrikant Akolkar from Nuvama Group. Please go ahead.

Shrikant Akolkar:

Hi. Thanks for the opportunity. In the Canadian semaglutide market, there are 4 players who have filed. If you can talk about our approval time lines? And do you think that all the 4 players would be there in the Canadian market when the opportunity opens up?

Erez Israeli:	I, obviously, don't know who would come or who would not, but we are planning to be there at the date that the market will be open.

Shrikant Akolkar:	And the approval time line for us?

Erez Israeli:	Approval time lines will likely be a little bit before the date. So, somewhere in the end of this calendar.

Moderator:	Next question is from the line of Krishnendu Saha from Quantum Mutual Fund. Please go ahead.

Krishnendu Saha:

When I look at the European revenue for us, it sounds like UK has grown very fast. Is it because we have started selling NRT out there? And the NRT number which you give out, ₹1,200 crores, can I double that just to get the whole revenue for the full year? And the last question on gRevlimid. When we speak to Natco, they say that June, September could be a better quarter in FY26. Does it hold true for us also? That's it.

Erez Israeli:	So, you know I cannot share numbers or guidance on gRevlimid. So I can only say, like we always do, that it's going to stay a meaningful product for us.

As for the UK, it is primarily due to relatively high level of launches of new products, plus we launched bevacizumab, also, in United Kingdom. So, the combination of both allowed us to grow in the UK.

Krishnendu Saha:	And the NRT, the run rate of ₹1,200 crores, is it that we simply double, that is what the number we get for the full year FY26?

M. V. Narasimham:	Yes. Certainly, give or take, that would be the range.

Krishnendu Saha:	And when do we start selling in the UK all by ourselves? It will be next year, is it?

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Q4 and full year FY25 Earnings Conference Call Transcript May 9, 2025

M. V. Narasimham:	Yes, yes. Currently also, we are selling in UK and going forward also, we will continue to sell in the UK. But what the numbers we are reporting for UK are without consumer health.

Krishnendu Saha:

Right. And if I just can squeeze in the last thing. On the GLP last launch, which happened in the US after Teva, 2-3 players have come in. Do you think the scenario could be the same when it happens for semaglutide when it launches in the US? I think, Biocon just got an approval or they have launched. So, is it possible that the market there are a lot of filers, but could be like 2, 3 players like gVictoza or it will be large number of players out there? I am trying to understand the number of players in gVictoza are very less, even after Teva has come in and Novo Nordisk is gone. Because a large number of filers for semaglutide in Canada and India and all, do you think everybody will get an approval and there will be large number of players or like with the GLP in the US right now, gVictoza, there are only 3, 4 players. How do you think the landscape will be on the competition part, that's what I am trying to understand?

Erez Israeli:

We believe that the landscape of semaglutide will be very competitive. It could be a situation at the time of launch or around the time of launch, there will be people that may get the approval later or have access to the supply chain later. And, so, it will evolve. And those players that may come before and be there on Day 1 may gain first launch advantage. But overall, it's going to be, we believe, a very competitive market, and we are preparing ourselves in terms of cost, supply to high-volume, low-cost type of a product over time.

Moderator:	Thank you, Krishnendu. With this, I now hand the conference over to Ms. Richa Periwal for closing comments.

Richa Periwal:

We appreciate you joining us for this evening's call. If you have any further questions or require clarifications, please feel free to reach out to the Investor Relations team. Once again, thank you on behalf of Dr. Reddy's Laboratories Limited.

Moderator:	Thank you very much. On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Thank you for joining us, and you may now disconnect your lines. Thank you.

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